⊥

Q: Is the Exchange Ratio subject to any adjustment?

A: Generally, no. The Exchange Ratio will only be adjusted if the outstanding shares of GECC common stock or Full Circle common stock have themselves been increased, decreased, changed into or exchanged for a different number or type of security as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, combination or exchange of shares, or if a stock dividend or dividend payable in any other securities is declared with a record date prior to closing of the Merger or if any other similar event has occurred, exclusive of the Formation Transactions.

Q: Will I receive dividends or distributions on the GECC common stock I receive in the Merger?

A: GECC currently intends to distribute monthly dividends or distributions to its stockholders, the payment, timing and amount of which will be determined by GECC's board of directors depending on, among other things, GECC's cash requirements, its financial condition and earnings, as well as contractual restrictions, legal and regulatory considerations and other factors. See "GECC Dividend Reinvestment Plan" for additional information regarding GECC's dividend reinvestment plan.

The Merger Agreement provides that the Full Circle Board will declare the Special Distribution, which will be payable after the Merger to the persons who are the record holders of shares of Full Circle common stock immediately before the Effective Time, in an aggregate amount equal to the sum of:

- $5,000,000; and

- The positive amount of Full Circle's net investment income, calculated in accordance with generally accepted accounting principles in the United States GAAP (**Full Circle Undistributed Net Investment Income**), from March 31, 2016 through July 31, 2016 (the **Measurement Date**); and

- The amount of net investment income paid or accrued on Full Circle's investment portfolio and on its cash balances from the Measurement Date through the Effective Time.

The amount of the Special Distribution is expected to be approximately [$0.22] per share of Full Circle common stock. The Special Distribution will be paid by the exchange agent appointed to process exchanges of GECC share certificates for Full Circle share certificates upon delivery by the holders of Full Circle common stock of a letter of transmittal.

Neither the Special Distribution, nor any dividends or other distributions with respect to shares of GECC common stock will be paid to any former Full Circle stockholders who held their shares in certificated form and who have not surrendered their certificates to the exchange agent for shares of GECC common stock until those certificates are surrendered in accordance with the letter of transmittal. Following the surrender of any such certificates in accordance with the letter of transmittal, the record holders of such certificates will be entitled to receive, without interest, the Special Distribution and the amount of dividends or other distributions with a record date after the Effective Time payable with respect to shares of GECC common stock exchangeable for those certificates and not previously paid.

Q: Is the Merger subject to any regulatory approvals or third party consents?

A: Under the Merger Agreement, the parties' obligations to complete the Merger are subject to GECM having become registered as an investment adviser under the Advisers Act and GECC having elected to be regulated as a BDC, under the 1940 Act, and to the shares of the surviving corporation's common stock having been authorized for listing on the NASDAQ Global Select Market. These are the only regulatory approvals or third party consents required for completion of the Merger other than approval of the Merger Proposal. For more information, see "Description of the Merger Agreement—Conditions to the Merger."

Q: How do GECC's investment objectives and strategy differ from Full Circle's?

A: Full Circle and GECC have similar objectives in that they each seek to generate both current income and capital appreciation primarily through investments in the debt and equity of private companies and public companies with small equity capitalizations. The Company currently plans to hold the investments in Full Circle's portfolio until the earlier of maturity or a payment event or default.

v

⊤

Full Circle invests primarily in senior secured loans and, to a lesser extent, second lien loans, mezzanine loans and equity securities issued by lower middle-market companies and middle-market companies that operate in a diverse range of industries. In Full Circle's lending activities, it focuses primarily on portfolio companies with both (1) tangible and intangible assets available as collateral and security against Full Circle's loan to help mitigate Full Circle's risk of loss, and (2) cash flow to cover debt service. Full Circle's investments generally range in size from $3 million to $10 million; however, it may make larger or smaller investments from time to time on an opportunistic basis. Full Circle focuses on making investments in privately held companies.

GECC will seek to generate current interest and capital appreciation by investing in the capital structures of predominately middle-market companies that operate in a diverse range of industries. GECC expects to make multi-year investments primarily in secured and senior unsecured debt instruments that it purchases in the secondary markets, although it may also originate investments or acquire investments directly from issuers. GECC will likely invest in companies that have high leverage or operate in industries experiencing cyclical declines. Investments in these companies may trade at discounts to their original issue prices. GECC will seek to protect against risk of loss by investing in borrowers with tangible and intangible assets, where GECM believes asset values are expected to exceed the market value of the cumulative debt. GECC will seek investments whose total return potential (interest income plus capital appreciation and fees, if any) appropriately recognizes potential investment risks.

Q: How will the combined company be managed following the Merger?

A: Upon completion of the Merger, Peter A. Reed will be GECC's chief executive officer and chairman of its board of directors. GECC's board of directors will be comprised of five directors. Two independent directors will be appointed as members of GECC's board of directors and, at the Effective Time, Mark Biderman and John Stuart, both of whom are members of the Full Circle Board, will also be appointed to the board of directors of GECC. GECC expects that Michael J. Sell, who at present is Full Circle's chief financial officer, will become GECC's chief financial officer, treasurer and secretary at the Effective Time.

Q: Am I able to exercise dissenters' (or appraisal) rights in connection with the Merger?

A: Under Maryland law, you will not be entitled to exercise dissenters' (or appraisal) rights with respect to any matter to be voted upon at the special meeting.

Q: When do you expect to complete the Merger?

A: While there can be no assurance as to the exact timing, or that the Merger will be completed at all, Full Circle and GECC are working to complete the Merger in the fourth quarter of 2016. Full Circle and GECC currently expect to complete the Merger promptly after obtaining stockholder approval of the Merger, subject to the satisfaction of the other closing conditions in the Merger Agreement.

Q: Is the Merger or the Special Distribution expected to be taxable to Full Circle stockholders?

A: The Merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code as to Full Circle. Accordingly, you should not recognize any gain or loss for U.S. federal income tax purposes on the exchange of your shares of Full Circle common stock for shares of GECC common stock in the Merger, except with respect to cash received in lieu of fractional shares of GECC common stock. The Special Distribution should not be treated for U.S. federal income tax purposes as part of the consideration paid for your shares in the Merger but instead should be treated for U.S. federal income tax purposes as a distribution with respect to your Full Circle common stock. If you are a U.S. stockholder, you will generally be required to take the Special Distribution into account as ordinary income or capital gains, except to the extent of the lesser of (i) the amount of the Special Distribution that you receive that is a distribution in excess of Full Circle's current and accumulated earnings and profits, and (ii) your adjusted basis in your Full Circle common stock. Full Circle expects that a significant part of the $5 million fixed portion of the Special Distribution will be a distribution in excess of Full Circle's current and accumulated earnings and profits. If you are a non-U.S. stockholder, the Special Distribution may be subject to U.S. federal withholding tax. Any amounts so withheld will be treated for all purposes as having been paid to you. You should read "Certain Material U.S. Federal Income Tax Considerations—Tax Consequences of the Merger" carefully in its entirety. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. **You should consult with your tax advisor to confirm the tax consequences to you of the Merger and the Special Distribution.**

Q: What happens if the Merger is not consummated?

A: If the Merger is not approved by the requisite vote of Full Circle's stockholders or if the Merger is not completed for any other reason, you will not receive any payment for your shares in connection with the Merger and the Special Distribution will not be declared or paid. Instead, Full Circle will remain an independent public company and its common stock will continue to be listed and traded on NASDAQ. Under circumstances specified in the Merger Agreement, Full Circle may be required to pay GECC a termination fee of $3 million or reimburse up to $1 million of GECC's out of pocket expenses.

Q: Who will pay the expenses of the transaction?

A: If the transactions are not completed, Full Circle will pay its own transaction costs. If the reason the transactions are not completed is that Full Circle stockholders do not approve the Merger Proposal and an alternate transaction has been announced, Full Circle is obligated to reimburse up to $1 million of GECC's expenses. If the transactions are terminated under other circumstances, the MAST Funds and Great Elm Capital Group will pay their own transaction costs.

If the transactions are completed, an estimate of Full Circle's transaction costs was deducted in determining Full Circle's net asset value as of the measurement date. An estimate of the Company's transaction costs (including an estimate of the costs that the Company will reimburse the MAST Funds and Great Elm Capital Group if the transactions are completed) in determining the Company's net asset value as of the measurement date.

Q: What Full Circle stockholder vote is required to approve the Merger Proposal?

A: The affirmative vote of the holders of a majority of the shares of Full Circle common stock outstanding and entitled to vote as of the Record Date is required to approve the Merger Proposal. If you abstain from voting, or if you do not (1) deliver a properly-executed proxy card, (2) instruct the proxy solicitor on how to cast your vote by telephone or via the Internet pursuant to the instructions shown on the proxy card or (3) vote at the special meeting, that will have the same effect as if you voted "against" the Merger Proposal.

Q: Does the Full Circle Board recommend approval of the Merger Proposal and the Adjournment Proposal?

A: Yes. The Full Circle Board, acting on the recommendation of the Special Committee, unanimously approved the Merger and the Merger Agreement and recommends that you vote "FOR" the Merger Proposal and "FOR" the Adjournment Proposal.

Q: What do I need to do now?

A: Full Circle and GECC each urge you to carefully read this entire document, including the Merger Agreement, which is attached as Annex A to this document. You should also review the documents referenced under "Where You Can Find More Information" and consult with your financial, accounting, legal and tax advisors.

Q: How do I vote my shares?

A: You may indicate how you want to vote on your proxy card and then sign and mail your proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares may be represented at the special meeting. You may instruct the proxy solicitor on how to cast your vote by calling the proxy solicitor or via the Internet pursuant to the instructions shown on the proxy card. If you are a record stockholder, you may also attend the special meeting in person instead of submitting a proxy. If you hold some or all of your shares in a brokerage account, and you attend the special meeting in person, you will need to bring a letter from your broker identifying you as the beneficial owner of the shares as of the Record Date and authorizing you to vote your shares at the special meeting.

⊥

Great Elm Capital Corp.
200 Clarendon Street, 51st Floor
Boston, MA 02116
(617) 375-3000

GECC was formed on April 22, 2016 and has not yet commenced operations. GECC is incorporated in Maryland, and will operate as a closed-end, non-diversified management investment company. Before the Merger is effective, GECC will elect to be regulated as a BDC under the 1940 Act. GECC will be managed by GECM, which will also provide the administrative services necessary for GECC to operate. GECC is an "emerging growth company" within the meaning of the Jumpstart Our Business Startups Act of 2012 (the **JOBS Act)** and, as such, is subject to reduced public company reporting requirements.

Before the Effective Time, GECC will acquire a portfolio of fixed income securities (the **Initial GECC Portfolio**) from private investment funds (the **MAST Funds**), that are managed by MAST Capital Management, LLC (**MAST**), a 14 year-old Boston-based middle-market credit-focused investment manager. The investments included in the Initial GECC Portfolio had a collective fair value of approximately $90 million as of May 31, 2016, which represented approximately 26.5%, 24.3% and 5.0%, respectively, of the June 30, 2016 total assets of the three contributing MAST Funds. The assets to be contributed were initially selected by the MAST Funds giving consideration to applicable securities and tax diversification requirements and the final composition of the portfolio is the result of negotiations between the MAST Funds and Full Circle, the Special Committee and its financial advisor. As consideration for the Initial GECC Portfolio, GECC expects to issue an aggregate of approximately 5,920,000 shares of its common stock to the MAST Funds, representing approximately 75% of the outstanding shares of common stock of GECC immediately prior to completion of the Merger. In addition, Great Elm Capital Group, Inc., the parent of GECM, which was formerly known as Unwired Planet, Inc. (**Great Elm Capital Group**), contributed $30 million in cash to GECC in exchange for the issuance of approximately 1,973,333 shares of GECC common stock, representing approximately 25% of GECC's outstanding shares of common stock immediately prior to completion of the Merger. See "GECC—Formation Transactions."

GECC will seek to generate current interest and capital appreciation by investing in the capital structures of predominately middle-market companies that operate in a diverse range of industries. GECC expects to make multi-year investments primarily in secured and senior unsecured debt instruments that it purchases in the secondary markets, though it may also originate investments or acquire them directly from issuers. GECC believes that out-of-favor companies can offer the best risk-adjusted returns and will, therefore, likely invest in companies that have high leverage or operate in industries experiencing cyclical declines. Investments in these companies may trade at discounts to their original issue prices. GECC will seek to protect against risk of loss by investing in borrowers with tangible and intangible assets, where GECM believes asset values are expected to exceed the market value of the cumulative debt through GECC's investment. GECC will seek investments whose total return potential (interest income plus capital appreciation and fees, if any) appropriately recognizes potential investment risks. GECM's investment process includes a focus on an investment's related contractual documents, as it seeks to identify rights that enhance an investment's risk protection and avoid those that compromise potential returns or recoveries. GECC may also make investments in subordinated debt, mezzanine debt, and equity or equity-linked financial instruments.

In the Merger, You Will Have the Right to Receive [●] Shares of GECC Common Stock per Share of Full Circle Common Stock (page 66)

If the Merger is completed, each share of Full Circle common stock outstanding immediately prior to the Effective Time will be converted into the right to receive [●] shares of GECC common stock, subject to the payment of cash instead of fractional shares. To the extent that you have shares represented by stock certificates, you should not send in any stock certificates until you receive written instructions to do so.

The Merger Agreement provides that the Full Circle Board will declare the Special Distribution, which will be payable after the Merger to the persons who were the record holders of shares of Full Circle common stock immediately before the Effective Time. The aggregate amount of the Special Distribution will be the sum of (1) $5,000,000; plus (2) Full Circle's Undistributed Net Investment Income from March 31, 2016 through and

⊤

purposes as to the shares of GECC common stock you receive in the Merger, except to the extent of any gain or loss that may result from your receipt of cash instead of fractional shares of GECC common stock.

The Special Distribution should not be treated for U.S. federal income tax purposes as part of the consideration paid for your shares in the Merger but instead should be treated for U.S. federal income tax purposes as a distribution with respect to your Full Circle common stock. If you are a U.S. stockholder, you will generally be required to take the Special Distribution into account as ordinary income or capital gains, except to the extent of the lesser of (i) the amount of the Special Distribution that you receive that is a distribution in excess of Full Circle's current and accumulated earnings and profits, and (ii) your adjusted basis in your Full Circle common stock. Full Circle expects that a significant part of the $5 million fixed portion of the Special Distribution will be a distribution in excess of Full Circle's current and accumulated earnings and profits. If you are a non-U.S. stockholder, the Special Distribution may be subject to U.S. federal withholding tax.

You should read "Certain Material U.S. Federal Income Tax Considerations" for a more complete discussion of the U.S. federal income tax consequences of the Merger and the Special Distribution. Tax matters can be complicated and the tax consequences to you of the Merger and the Special Distribution will depend on your particular tax situation. **You should consult with your tax advisor to confirm the tax consequences to you of the Merger and the Special Distribution.**

The Merger Will Be Accounted for as a "Business Combination"

The Merger will be accounted for as an acquisition of Full Circle by GECC under ASC 805-10, *Business Combinations*. The acquisition method of accounting requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree based on their fair values as of the date of acquisition. For accounting purposes, GECC will be the acquirer and will make such determinations. As described in more detail in ASC 805-10, goodwill, if any, will be recognized as of the acquisition date, for the excess of the fair value of the consideration transferred over the fair value of identifiable net assets acquired. If the total acquisition date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred, the excess will be recognized as a gain.

The final allocation of the purchase price will be determined after the Merger is completed and after completion of a final analysis to determine the estimated fair value of Full Circle's business. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the estimated fair values of the net assets, commitments, and other items of Full Circle as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill or recognized as income in accordance with ASC 805-10.

Reasons for the Merger (page 45)

The Special Committee is composed of three independent and disinterested directors, none of whom is affiliated with GECC, Great Elm Capital Group, GECM or MAST or their affiliates, and none of whom is an officer or employee of Full Circle or Full Circle Advisors. The Special Committee unanimously approved the Merger and the other transactions contemplated by the Merger Agreement. The Special Committee unanimously recommended that the Full Circle Board adopt resolutions (1) declaring that the Merger and the other transactions contemplated by the Merger Agreement are advisable, (2) directing (subject to the terms of the Merger Agreement) that the Merger be submitted for consideration at a special meeting of the Full Circle stockholders and (3) resolving to recommend (subject to the terms of the Merger Agreement) that the Full Circle stockholders vote to approve the Merger. Acting upon the Special Committee's recommendation, the Full Circle Board, pursuant to resolutions adopted at a meeting held on June 23, 2016, unanimously:

- declared the Merger and the other transactions contemplated by the Merger Agreement advisable;

- directed (subject to the terms of the Merger Agreement) that the Merger be submitted for consideration at a special meeting of the Full Circle stockholders; and

- resolved to recommend (subject to the terms of the Merger Agreement) that the Full Circle stockholders vote to approve the Merger.

4

⊥

COMPARATIVE FEES AND EXPENSES

The following tables are intended to assist you in understanding the costs and expenses that an investor in the common stock of Full Circle and GECC bears directly or indirectly and, based on the assumptions set forth below, the pro forma costs and expenses estimated to be incurred by GECC in the first year following the Merger. Full Circle and GECC caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this document contains a reference to fees or expenses paid or to be paid by "you," "Full Circle" or "GECC," stockholders will indirectly bear such fees or expenses as investors in Full Circle or GECC, as applicable.

	GECC[1]	Full Circle	Pro Forma Combined
Stockholder transaction expenses (as a percentage of offering price)			
Sales load paid by Full Circle and GECC[2]	N/A	None	None
Offering expenses borne by Full Circle and GECC[2]	N/A	None	None
Dividend reinvestment plan expenses[3]	N/A	None	None
Total stockholder transaction expenses paid by Full Circle and GECC	None	None	None

	GECC[1]	Full Circle	Pro Forma Combined
Estimated annual expenses (as a percentage of consolidated net assets attributable to common stock)[4]			
Management fees[5]	N/A	2.73%	1.44%
Incentive fees[6]	N/A	1.81%	1.81%
Interest payments on borrowed funds[7]	N/A	4.15%	4.13%
Other expenses[8]	N/A	2.74%	2.74%
Total annual expenses (estimated)[9]	N/A	11.43%	10.12%

(1) GECC is a newly formed entity; accordingly, there is no historical data.

(2) Purchases of shares of common stock of Full Circle or GECC on the secondary market are not subject to sales charges, but may be subject to brokerage commissions or other charges. The table does not include any sales load (underwriting discount or commission) that stockholders may have paid in connection with their purchase of shares of Full Circle or GECC common stock.

(3) The expenses of the dividend reinvestment plan are included in "Other expenses."

(4) "Consolidated net assets attributable to common stock" equals stockholders' equity at March 31, 2016 for Full Circle. For Pro Forma Combined, the stockholders' equity for Pro Forma as of March 31, 2016 was used from the pro forma financial information set forth elsewhere herein.

(5) Full Circle is, and GECC will be, externally managed by their respective investment advisers. Following completion of the Merger, GECC will be externally managed by GECM and the Pro Forma Combined management fee has been calculated in a manner consistent with the GECC Investment Management Agreement. Full Circle's management fee is currently 1.75% of its gross assets (which includes assets purchased using borrowed amounts and other forms of leverage). GECC's management fee will equal 1.50% of its total assets other than cash and cash equivalents (which includes assets purchased with borrowed amounts and other forms of leverage) as stated in its Pro Forma Condensed Consolidated Balance Sheet. The percentages reflected on the table are calculated based on Full Circle's net assets and GECC's pro forma net assets. See "GECC—GECC Investment Management Agreement."

33

⊥

(6) This item represents (a) Full Circle's investment adviser's incentive fees based on annualizing actual amounts earned on its pre-incentive fee net income for the nine months ended March 31, 2016 and assumes that the incentive fees earned at the end of Full Circle's 2016 fiscal year will be based on the actual realized capital gains as of March 31, 2016, computed net of realized capital losses and unrealized capital depreciation, and (b) GECM's estimated incentive fees based on the foregoing annualized pre-incentive fee net investment income and realized capital gains amounts for Full Circle. It also assumes that this fee will remain a constant percentage of GECC's pro forma net assets, although it is based on each of Full Circle's and GECC's performance and will not be paid unless Full Circle or GECC achieve exceed the applicable rates in their respective investment management agreements.

(7) "Interest payments on borrowed funds" represents an estimate of annualized interest expenses based on actual interest and credit facility expenses incurred for the nine months ended March 31, 2016 by Full Circle, and assumes that GECC increases aggregate borrowings to 50% of the pro forma net asset value of the Company. Such borrowings are treated as having an 8.25% effective interest cost for purposes of this analysis. During the nine months ended March 31, 2016, Full Circle's average borrowings were $35.8 million and cash paid for interest expense was $2.9 million. GECC presently has no borrowings outstanding. The amount of leverage that Full Circle or GECC may employ at any particular time will depend on, among other things, Full Circle and GECC's boards of directors' and their respective investment adviser's assessment of market and other factors at the time of any proposed borrowing. See "Risk Factors—Risks Relating to GECC's Business and Structure—GECC may borrow money, which would magnify the potential for gain or loss on amounts invested and may increase the risk of investing with GECC." See "Full Circle—Risks Relating to Full Circle— Full Circle borrows money, which magnifies the potential for gain or loss on amounts invested and increases the risk of investing in Full Circle."

(8) Includes overhead expenses, including payments under Full Circle and GECC's respective administration agreements based on their respective allocable portions of overhead and other expenses incurred by their respective administrators in performing their obligations under such administration agreements. The GECC Administration Agreement provides that the allocation of compensation to administrative personnel will be limited to 0.50% of GECC's net asset value for a period of 12 months from the consummation of the Merger. Such expenses are based on estimated amounts for the current fiscal year, and specifically on annualized "Other expenses" for the nine months ended March 31, 2016 incurred by Full Circle, and assume GECC maintains an expense ratio substantially similar to Full Circle's as of March 31, 2016. See "Full Circle—Full Circle Administration Agreement" and "GECC—GECC Administration Agreement."

(9) "Total annual expenses" as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. Full Circle borrows money to leverage and increase its total assets, and GECC is expected to do so subsequent to completion of the Merger. The SEC requires that the "Total annual expenses" percentage be calculated as a percentage of net assets, rather than the total assets, which includes assets that have been funded with borrowed monies or other forms of leverage such as preferred securities.

34

⊤

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in Full Circle or GECC common stock. In calculating the following expense amounts, Full Circle has assumed that it would have no additional leverage, that none of its assets are cash or cash equivalents and that its annual operating expenses would remain at the levels set forth in the table above. In addition, with respect to GECC and the pro forma combined company, expenses were based on the assumption that both GECC and the combined company's respective expense ratio will remain consistent with the Pro Forma Combined expense ratio as of March 31, 2016. Approximately $4.2 million of estimated transaction expenses related to the Merger (representing approximately 2.2% of pro forma net assets) are not included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return in[1]**:**				
Full Circle	$ 106	$ 301	$ 475	$ 830
GECC (pro forma following the Merger)	$ 93	$ 267	$ 427	$ 769

(1)   The above illustration assumes that Full Circle and GECC (pro forma following the Merger) earn a 5% annual return resulting entirely from net realized capital gains. In the case of the pro forma combined company following the Merger, the expenses you would pay, based on a $1,000 investment and assuming GECC will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation (and therefore not subject it to the capital gain incentive fee), and otherwise making the same assumptions in the example above, would be: 1 year, $83; 3 years, $241; 5 years, $389; and 10 years, $717. However, cash payment of any capital gains incentive fees would be deferred if, during the most recent twelve full calendar quarter period ending on or prior to the date the payment set forth in the example is to be made, the sum of (a) GECC's aggregate distributions to its stockholders and (b) its change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) was less than 7.0% of its net assets at the beginning of such period (as adjusted for any share issuances or [repurchases]).

The foregoing table is to assist you in understanding the various costs and expenses that an investor in Full Circle or GECC common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, performance will vary and may result in a return greater or less than 5%. In the case of GECC, the incentive fee under the GECC Investment Management Agreement, which, assuming a 5% annual return, would either not be payable or have an insignificant impact on the expense amounts shown above, is not included in the example in the footnote. If GECC were to achieve sufficient returns on its investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, its expenses, and returns to its investors, would be higher.

In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if either Full Circle or GECC's board of directors authorizes and Full Circle or GECC, as applicable, declares a cash distribution, participants in its dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of its common stock determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of Full Circle or GECC's common stock at the close of trading on the valuation date for the distribution. See "Full Circle—Full Circle Dividend Reinvestment Plan" and "GECC Dividend Reinvestment Plan" for additional information regarding their respective dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of Full Circle's or GECC's (pro forma following the Merger) future expenses. Actual expenses (including the cost of debt or preferred stock issued, if any, and other expenses) may be greater or less than those shown.

U.S. corporate income tax on any appreciation in the Initial GECC Portfolio that occurred in GECC's First Taxable Year, if GECC later sells or otherwise recognizes gain on the disposition of any of Initial GECC Portfolio. Because GECC expects to own the Initial GECC Portfolio for only a short time before the close of its First Taxable Year, GECC expects that any such appreciation will be negligible. Any payments of such corporate income tax would reduce the amount of cash that is available for distributions to you.

GECC expects to elect RIC status in its taxable year that includes the Merger, and to be treated as a RIC in that taxable year and in all subsequent taxable years. Accordingly, except as described in the preceding paragraph, GECC believes that following the Merger it will not be subject to U.S. federal income tax liability to the extent that that it makes distributions of its taxable income and gains to its stockholders on an annual basis.

Full Circle's Pre-Merger Income and Gains and the Special Distribution

Full Circle's taxable year will end on the day the Merger becomes effective. Under applicable U.S. tax rules, Full Circle will be required to declare to its stockholders of record one or more distributions of all of its previously undistributed net investment income and net realized capital gain, in order to maintain Full Circle's treatment as a RIC with respect to its taxable year ending on the date of the Merger and to avoid being subject to any corporate-level U.S. federal income tax on its taxable income for such taxable year. It is expected that the Special Distribution will equal or exceed all of Full Circle's previously undistributed net investment income and net realized capital gains and that as a result Full Circle will not be subject to corporate-level U.S. federal income tax with respect to its final taxable year ending on the date on which the Effective Time occurs.

The Special Distribution should be treated as a distribution with respect to the Full Circle common stock. Accordingly, if you are a U.S. stockholder, the Special Distribution generally will (subject to the last sentence in this paragraph) be taxable to you as ordinary income or capital gains depending on the type and amount of Full Circle's income to which the Special Distribution is attributable. Distributions of Full Circle's **investment company taxable income** (which is, generally, Full Circle's net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to the extent of Full Circle's current or accumulated earnings and profits. To the extent any portion of the Special Distribution is attributable to dividends from U.S. corporations and certain qualified foreign corporations, that portion may be eligible for taxation at a preferential rate if you are taxed at individual rates. In this regard, it is anticipated that the Special Distribution will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential rate. Distributions of Full Circle's net capital gains (which are generally Full Circle's realized net long-term capital gains in excess of realized net short-term capital losses) and properly reported by Full Circle as "capital gain dividends" will be taxable to you as long-term capital gains that are currently taxable at a maximum rate of 20% (without taking into account the net investment income tax or U.S. state or local taxes) if you are taxed at individual rates. Distributions in excess of Full Circle's earnings and profits first will reduce your adjusted tax basis in your Full Circle common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to you. Full Circle expects that a significant part of the $5 million fixed portion of the Special Distribution will be a distribution in excess of Full Circle's current and accumulated earnings and profits.

If you are a non-U.S. stockholder, the Special Distribution generally will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate if you are eligible for a reduced rate under an applicable income tax treaty) to the extent attributable to a distribution of Full Circle's "investment company taxable income" out of current and accumulated earnings and profits, unless the distributions are properly designated as (1) paid by Full Circle in respect of Full Circle's "qualified net interest income" or (2) paid by Full Circle in connection with Full Circle's "qualified short-term capital gains" (each term, as defined below under "—Taxation of Non-U.S. Stockholders"). If any portion of the Special Distribution is attributable to Full Circle's net capital gains or is in excess of Full Circle's current and accumulated earnings and profits, that portion of the Special Distribution generally will not be subject to U.S. federal income tax. Full Circle expects that a significant part of the $5 million fixed portion of the Special Distribution will be a distribution in excess of Full Circle's current and accumulated earnings and profits. If the Special Distribution is effectively connected with your conduct of a U.S. trade or business, you will not be subject to U.S. federal withholding tax, but you generally will be subject to tax on the Special Distribution in the same manner as a U.S. stockholder, as described in the preceding paragraph.

If at the time the Merger becomes effective GECC has generated net investment income or net realized capital gain, and has not distributed that income or gain before the Merger, a portion of your subsequent distributions from GECC on the GECC common stock you acquire in the Merger may be treated for tax purposes as a distribution of such net investment income or realized capital gain, even though that net investment income or capital gain was realized before you acquired your GECC common stock. Similarly, if you acquire GECC common stock in the Merger and GECC holds appreciated securities, a portion of your subsequent distributions from GECC if and when GECC sells the appreciated securities may be treated for tax purposes as distributions of that capital gain, even though the appreciation in the value of the securities occurred before you acquired your GECC common stock.

Full Circle's Pre-Merger Capital Loss Carryforwards and Unrealized Losses

On the date of the Merger, Full Circle expects to have significant accumulated capital loss carryforwards and unrealized capital losses (i.e., unrealized losses reflecting the excess of Full Circle's tax basis in its capital assets over their fair market value). Because Full Circle expects to experience an "ownership change" (described below) as a result of the Merger, Full Circle expects that the use of Full Circle's pre-Merger accumulated capital loss carryforwards and certain unrealized capital losses (when realized) will be subject to an annual limitation under Sections 382 and 383 of the Code (a **Section 382 Limitation**). The annual limitation will equal the product of the fair market value of Full Circle's equity immediately prior to the Merger and the "long-term tax-exempt rate," published by the IRS, in effect at such time. The applicable long-term tax-exempt rate for August 2016 was [●]%.

Losses that are subject to the Section 382 Limitation do not expire, and may be carried forward to subsequent taxable years indefinitely. However, if the Section 382 Limitation applies, it may delay GECC's ability to realize a benefit from Full Circle's capital losses, and any such benefit will be shared by all of the stockholders of GECC at the time the losses are used. Therefore, you may receive more capital gain dividends, or receive capital gain dividends sooner, than you otherwise would have received from Full Circle if the Merger had not occurred.

In general, an "ownership change" occurs if Full Circle's stockholders hold 50% or less of the outstanding shares of GECC immediately following the Merger. Because Full Circle's stockholders are expected to own approximately 38% of GECC's common stock after the Merger, Full Circle expects that an ownership change will occur and the Section 382 Limitation will apply to GECC after the Merger.

Additionally, in GECC's taxable year that includes the Merger, the percentage of GECC's capital gain net income (excluding capital loss carryforwards) that can be offset by Full Circle's capital loss carryforwards (not otherwise subject to the Section 382 Limitation) is limited to the percentage of GECC's taxable year that remains following the Merger.

As of June 30, 2015, for U.S. federal income tax purposes Full Circle had approximately $8.5 million of accumulated capital losses and $24.1 million of unrealized capital losses. These figures will change by the time of the Merger.

U.S. Federal Income Taxation of GECC

GECC expects to elect to be taxed as a RIC beginning with its Second Taxable Year (the taxable year that will include the Merger). Subject to the matters discussed above under "—Tax Consequences of the Merger—GECC's Pre-Merger Status as a Regulated Investment Company" regarding GECC's initial non-RIC taxable year, GECC generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that GECC earns or recognizes so long as it distributes (or is deemed to distribute) such income and gain to its stockholders as dividends on an annual basis and otherwise meets the requirements to be taxed as a RIC (including, among other things, the 90% Income Test, the Diversification Tests, and the Annual Distribution Requirement, each as described below). GECC will be subject to U.S. federal income tax at regular corporate rates on any net income or net capital gains not distributed to its stockholders.

In order to qualify as a RIC for U.S. federal income tax purposes, GECC must, among other things:

• continue to qualify as a BDC under the 1940 Act at all times during each taxable year;

60

⊥

GREAT ELM CAPITAL CORP.
UNAUDITED CONDENSED COMBINING PRO FORMA BALANCE SHEET
AS OF MARCH 31, 2016

	Full Circle	GECC	Initial GECC Portfolio	Formation Transactions Adjustments	Merger Adjustments	Pro-Forma
Assets						
Control investments at fair value	$ 130,000					$ 130,000
Affiliate investments at fair value	3,787,728					3,787,728
Non-control/non-affiliate investments at fair value	87,357,234		$ 90,000,000			177,357,234
Total investments at fair value	91,274,962		90,000,000			181,274,962
Cash	19,778,639	$ 30,000,000			$ (6,098,038)(c)	43,680,601
Interest receivable	1,098,038					1,098,038
Principal receivable	27,578					27,578
Due from affiliates	246,929					246,929
Due from portfolio investments	256,340					256,340
Receivable for investments sold	2,849,194					2,849,194
Prepaid & other assets	177,030					177,030
Deferred offering expenses	367,807				(367,807)(e)	—
Deferred credit facility fees	50,624				(50,624)(e)	—
Total assets	$ 116,127,141	$ 30,000,000	$ 90,000,000			$ 229,610,672
Liabilities						
Due to affiliates	$ 716,479					$ 716,479
Distributions payable	786,529					786,529
Interest payable	45,062					45,062
Other liabilities	477,108			$ 1,800,000 (a)	2,848,000 (b)	5,125,108
Notes payable	33,072,290				936,607 (d)	34,008,897
Total liabilities	35,097,468	—	—			40,682,075
Commitments and contingencies	—					—
Net assets	$ 81,029,673	$ 30,000,000	$ 90,000,000			$ 188,928,597
Components of net assets						
Common Stock, par value $0.01 per share	$ 224,722	$ 20,000	$ 60,000	(1,200)(a)	(176,666)(e)	$ 126,856
Paid-in capital in excess of par	130,072,314	29,980,000	89,940,000	(1,798,800)(a)	(59,391,773)(e)	188,801,741
Distributions in excess of net investment income	(763,276)				763,276 (e)	—
Accumulated net realized losses	(21,149,983)				21,149,983 (e)	—
Accumulated net unrealized losses	(27,354,104)				27,354,104 (e)	—
Net assets	$ 81,029,673	$ 30,000,000	$ 90,000,000			$ 188,928,597
Net asset value per share (See Note 5)	$ 3.61					$ 14.89

(a) To record estimated GECC's transaction costs (including reimbursement of costs incurred by Great Elm Capital Group and MAST in connection with the Formation Transactions and the Merger).

(b) To record estimated Full Circle transaction costs in excess of those which were accrued on or before March 31, 2016.

(c) Estimated amount of the Special Distribution to be declared by Full Circle immediately before the Effective Time and payable after the Effective Time.

(d) To adjust the carrying value of Full Circle's debt to market value as of March 31, 2016.

(e) To eliminate historical Full Circle accounts and otherwise record purchase accounting adjustments.

The accompanying notes are an integral part of this financial statement.

80

MERRILL CORPORATION ABEAULI// 1-SEP-16 17:32 DISK124:[16ZBT1.16ZBT45501]CP45501A.;17
mrll_0915.fmt Free: 1750DM/0D Foot: 0D/ 0D VJ RSeq: 1 Clr: 0
DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 10-12 B Cs: 37275

⊥

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINED PRO FORMA SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2016

Description and Industry	Type of Investment	Par Amount/ Quantity	Cost	Fair Value	% of Pro Forma Net Asset Value
Control Investments					
Texas Westchester Financial, LLC	Limited Liability Company Interests				
Consumer Financing		9,278	$ 408,606	$ 130,000	0.07%
Total Control Investments			**408,606**	**130,000**	**0.07%**
Affiliate Investments					
Modular Process Control, LLC	Senior Secured Revolving Loan, 14.50% (one month LIBOR plus				
Energy Efficiency Services	13.50%, 14.50% floor), 3/28/2017	$ 1,068,959	1,065,740	772,768	0.41%
	Senior Secured Term Loan, 15.50% (one month LIBOR plus 14.50%, 15.50% floor), 3/28/2017	$ 4,900,000	4,759,936	—	—%
	Senior Secured Term Loan— Tranche 2, 18.00% (one month LIBOR plus 17.00%, 18.00% floor), 3/28/2017	$ 1,009,636	1,009,636	—	—%
	Warrant for 14.50% of the outstanding Class B LLC Interests (at a $0.01 strike price), expires 3/28/2023	1	288,000	—	—%
			7,123,312	772,768	0.41%
ProGrade Ammo Group, LLC	Senior Secured Revolving Loan, 9.44% (one month LIBOR plus				
Munitions	9.00%, 9.20% floor), 4/30/2016	$ 1,968,568	1,968,568	1,619,160	0.85%
	Senior Secured Term Loan, 16.44% (one month LIBOR plus 16.00%, 16.20% floor), 4/30/2016	$ 4,843,750	4,843,750	—	—%
	Warrants for 19.9% of the outstanding LLC interests (at a $10.00 strike price), expire 8/2/2018	181,240	176,770	—	—%
			6,989,088	1,619,160	0.85%

The accompanying notes are an integral part of this schedule.

81

Project Oval N-14 Proj: P14655WLA16 Job: 16ZBT45501 (16-14655-1)
REDLINED Page Dim: 8.250″ X 10.750″ Copy Dim: 38. X 54.3 File: CP45501A.;17 v6.8

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINED PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

Description and Industry	Type of Investment	Par Amount/ Quantity	Cost	Fair Value	% of Pro Forma Net Asset Value
Affiliate Investments (continued)					
US Oilfield Company, LLC Oil and Gas Field Services	Senior Secured Revolving Loan, 12.44% (one month LIBOR plus 12.00%), 12/31/2017	$ 350,277	$ 350,277	$ 339,663	0.18%
	Senior Secured Term Loan A, 12.44% (one month LIBOR plus 12.00%), 12/31/2017	$ 861,728	856,358	163,039	0.09%
	Senior Secured Term Loan B, 12.44% (one month LIBOR plus 12.00%), 12/31/2017	$ 4,720,391	4,684,943	893,098	0.47%
	Warrant for 7.625% of the outstanding Class A voting LLC interests (strike price $0.01), expires 8/13/2024	1	—	—	—%
	Warrants for 4.788% of the outstanding Class B non-voting LLC interests (strike price $0.01), expire 8/13/2024	4	—	—	—%
			5,891,578	1,395,800	0.74%
Total Affiliate Investments			**20,003,978**	**3,787,728**	**2.00%**
Other Investments					
310E53RD, LLC Real Estate Holding Company	Senior Secured Term Loan, 10.44% (one month LIBOR plus 10.00%, 10.15% floor, 16.00% cap) 7/1/2017	$ 6,000,000	5,920,179	5,920,179	3.13%
Ads Direct Media, Inc. Internet Advertising	Senior Secured Term Loan, 13.50% (one month LIBOR plus 13.00%, 13.50% floor) 10/9/2017	$ 1,932,468	1,918,736	412,208	0.22%
	Warrant for 3.25% of outstanding LLC interests (strike price $0.01) expires 10/9/2024	1	—	—	—%
			1,918,736	412,208	0.22%
AP Gaming I, LLC Gambling Machine Manufacturer	Senior Secured Term Loan, 9.25% (one month LIBOR plus 8.25%, 9.25% floor) 12/20/2020	$ 3,959,494	3,924,215	3,702,127	1.96%
Aptean, Inc Enterprise Software Company	Unfunded Revolving Loan, 4.19% (one month LIBOR plus 3.75%) (purchased with an 11.0% netback) 2/26/2019	$ 7,500,000	(754,465)	(791,965)	(0.42)%
Attention Transit Advertising Systems, LLC Outdoor Advertising Services	Senior Secured Term Loan, 11.50%, 9/30/2016	$ 1,741,219	1,741,219	1,853,122	0.98%

The accompanying notes are an integral part of this schedule.

82

⊥

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINED PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

Description and Industry	Type of Investment	Par Amount/ Quantity	Cost	Fair Value	% of Pro Forma Net Asset Value
Other Investments (continued)					
Avanti Communications Group plc.* Wireless telecommunications services	Senior Secured Notes 10.00% 10/1/2019	$ 75,035,357	74,217,628	56,276,518	29.79%
Background Images, Inc. Equipment Rental Services	Senior Secured Term Loan—Term A, 14.94% (one month LIBOR plus 14.50%), 9/1/2016	$ 121,127	121,127	136,304	0.07%
	Senior Secured Term Loan—Term B, 16.69% (one month LIBOR plus 16.25%), 9/1/2016	$ 446,465	446,465	455,037	0.24%
			567,592	591,341	0.31%
Bioventus, LLC Specialty Pharmaceuticals	Subordinated Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 4/10/2020	$ 6,000,000	5,951,402	5,880,000	3.11%
Davidzon Radio, Inc. Radio Broadcasting	Senior Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 3/31/2020	$ 10,431,815	8,815,419	9,476,956	5.02%
Everi Payments Inc Hardware	Senior Secured Notes 10.00% 1/5/2022	$ 12,289,000	11,378,696	10,261,315	5.43%
Fuse, LLC Television Programming	Senior Secured Note, 10.375%, 7/1/2019	$ 7,000,000	7,034,675	5,285,000	2.80%
GC Pivotal, LLC Data Connectivity Services Company	Unsecured Notes, 11.00%, 12/31/2020	$ 3,164,000	3,171,132	3,081,947	1.63%
General Cannabis Corp. Non-Residential Property Owner	Common Stock	25,000	113,214	15,250	0.01%
GW Power, LLC and Greenwood Fuels WI, LLC Electric Services	Senior Secured Term Loan, 12.44% (one month LIBOR plus 12.00%, 12.16% floor), 5/4/2016	$ 1,570,388	1,570,344	1,562,065	0.83%
Infinite Aegis Group, LLC Healthcare Billing and Collections	Warrant for 2.0% of the outstanding LLC interests (at a $0.01 strike price), expires 8/1/2023	1	107,349	—	—%
JN Medical Corporation Biological Products	Senior Secured Term Loan, 11.44%, (one month LIBOR plus 11.00%, 11.25% floor, 12.00% cap), 6/30/2016	$ 3,500,000	3,494,622	3,479,583	1.84%
Luling Lodging, LLC Hotel Operator	Senior Secured Term Loan, 12.44% (one month LIBOR plus 12.00%, 12.25% floor), 12/17/2017	$ 4,500,000	4,472,610	3,400,650	1.80%
OPS Acquisitions Limited and Ocean Protection Services Limited* Maritime Security Services	Senior Secured Term Loan, 12.50%, (one month LIBOR plus 12.00%, 12.50% floor), 3/4/2017	$ 4,858,793	4,742,009	4,801,923	2.54%
Optima Specialty Steel, Inc. Metals and mining	Senior Secured Notes 12.5% 12/15/2016	$ 15,100,000	15,120,264	12,759,500	6.75%
PEAKS Trust 2009-1* Consumer Financing	Senior Secured Term Loan, 7.50%, (one month LIBOR plus 5.50%, 7.50% floor), 1/27/2020	$ 2,406,498	2,101,122	1,822,922	0.96%

* Non-qualifying asset under Section 55 of the Investment Company Act.

The accompanying notes are an integral part of this schedule.

83

MERRILL CORPORATION ABEAULI// 1-SEP-16 17:32 DISK124:[16ZBT1.16ZBT45501]CP45501A.;17
mrll_0915.fmt Free: 1350DM/0D Foot: 0D/ 0D VJ RSeq: 4 Clr: 0
DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 10-12 B Cs: 8045

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINED PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

Description and Industry	Type of Investment	Par Amount/ Quantity	Cost	Fair Value	% of Pro Forma Net Asset Value
Other Investments (continued)					
PR Wireless, Inc. Wireless Communications	Senior Secured Term Loan, 10.00%, (one month LIBOR plus 9.00%, 10.00% floor), 6/27/2020	$ 8,351,250	$ 7,743,788	$ 7,516,125	3.98%
	Warrant for 101 shares (at a $0.01 strike price), expires 6/27/2024	1	634,145	209,844	0.11%
			8,377,933	7,725,969	4.09%
Pristine Environments, Inc. Building Cleaning and Maintenance Services	Senior Secured Revolving Loan, 14.94% (one month LIBOR plus 14.50%, 11.70% floor), 3/31/2017	$ 5,847,111	5,847,111	5,871,474	3.11%
	Senior Secured Term Loan A, 15.94% (one month LIBOR plus 15.50%, 12.70% floor), 3/31/2017	$ 1,487,063	1,483,856	1,495,737	0.79%
	Senior Secured Term Loan B, 15.94% (one month LIBOR plus 15.50%, 12.70% floor), 3/31/2017	$ 2,843,750	2,816,242	2,857,495	1.51%
			10,147,209	10,224,706	5.41%
RiceBran Technologies Corporation Grain Mill Products	Senior Secured Revolving Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor, 12.00% cap), 6/1/2018	$ 1,630,230	1,583,231	1,556,870	0.82%
	Senior Secured Term Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor, 12.00% cap), 6/1/2018	$ 1,500,000	1,429,009	1,437,500	0.77%
	Warrants for 300,000 shares (at a $5.25 strike price), expire 5/12/2020	300,000	39,368	22,500	0.01%
			3,051,608	3,016,870	1.60%
Sundberg America, LLC et al. Appliance Parts Distributor	Senior Secured Notes, 9.50%, 4/30/2020	$ 7,761,802	7,726,629	7,761,802	4.11%
The Finance Company, LLC Consumer Financing	Senior Secured Revolving Loan, 13.25% (one month LIBOR plus 12.75%, 13.25% floor), 3/31/2018	$ 2,077,669	2,077,669	2,075,937	1.10%

The accompanying notes are an integral part of this schedule.

84

Project Oval N-14 Proj: P14655WLA16 Job: 16ZBT45501 (16-14655-1)
REDLINED Page Dim: 8.250″ X 10.750″ Copy Dim: 38. X 54.3 File: CP45501A.;17 v6.8

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINED PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

Description and Industry	Type of Investment	Par Amount/ Quantity	Cost	Fair Value	% of Pro Forma Net Asset Value
Other Investments (continued)					
The Selling Source, LLC Information and Data Services	Senior Secured Term Loan, 17.00%, 12/31/2017	$ 4,743,971	$ 3,949,016	$ 3,775,569	2.00%
Tallage Lincoln, LLC Real estate services	Senior Secured Term Loan 10% 5/21/2018	$ 481,772	481,772	481,772	0.26%
Tallage Adams, LLC Real estate services	Senior Secured Term Loan 10% 12/21/2016	$ 195,895	195,895	195,895	0.10%
Trilogy International Partners, LLC Wireless telecommunications services	Senior Secured Notes 13.375% 5/21/2019	$ 1,000,000	9,900,000	10,025,000	5.31%
US Shale Solutions, Inc. Oil and Gas Field Services	Senior Secured Term Loan, 10.00%, 9/15/2018	$ 1,084,337	1,084,337	1,084,337	0.57%
	Subordinated Secured Term Loan, 12.00%, 9/15/2019	$ 2,584,968	2,584,968	1,198,736	0.64%
	Limited Liability Company Interests	15,079	4,325,739	—	—%
			7,995,044	2,283,073	1.21%
Total Other Investments			209,510,737	177,357,234	93.88%
Total Investments			$ 229,932,321	$ 181,274,962	95.95%

The accompanying notes are an integral part of this schedule.

85

⊥

(c) Full Circle's total transaction costs are estimated at $2,900,000 of which approximately $52,000 had been paid or accrued as of March 31, 2016.▲

Note 5. Pro Forma Shares

Historical net asset value per share for Full Circle is calculated based on 22,427,243 shares of Full Circle common stock outstanding on March 31, 2016. For purposes of calculating pro forma net asset value per share, pro forma shares outstanding were determined as follows:

	Full Circle	Great Elm Capital Group	MAST Funds	Total
Net asset value(a)	$ 72,083,365	$ 29,550,000	$ 88,650,000	$ 190,283,365
Shares(b)	4,805,576	1,970,000	5,910,000	12,685,576

(a) Reflects the amount in the applicable party's financial statements included in this document adjusted as contemplated in Note 5.

(b) Reflects the GECC shares issuable per the Merger Agreement and the Subscription Agreement respectively as if the Measurement Date were March 31, 2016 and the Merger and the Formation Transactions were consummated as of such date.

Reflects the GECC shares issuable per the Merger Agreement and the Subscription Agreement respectively as if the Measurement Date were March 31, 2016 and the Merger and the Formation Transactions were consummated as of such date.▲

88

CAPITALIZATION

The following table sets forth GECC's (1) actual capitalization at June 30, 2016, (2) as adjusted capitalization after completion of the Formation Transactions and (3) as adjusted capitalization after the Formation Transactions and the Merger. You should read this table together with GECC's and Full Circle's balance sheets and the pro forma financial information included elsewhere in this document.

	Historical	As Adjusted for the Contribution of the Initial Great Elm Portfolio	As Adjusted for the Formation Transactions and the Merger
Cash and cash equivalents	$ 30,000,000	$ 28,400,000	$ 43,680,601
Indebtedness:			
8.25% Notes payable due June 30, 2020			34,008,897
Stockholders equity:			
Common Stock, par value $0.01 per share, 100,000,000 shares authorized (30 shares outstanding historical, 7,880,000 shares outstanding after the Formation Transactions, and 12,685,576 shares outstanding after the Formation Transactions and the Merger)	—	78,800	126,856
Additional paid in capital	30,000,000	118,121,200	188,801,741
Realized gains (losses)			
Accumulated unrealized gains (losses)			
Accumulated undistributed earnings			
Total stockholders equity	$ 30,000,000	$ 118,200,000	$ 188,928,597

Project Oval N-14   Proj: P14655WLA16   Job: 16ZBT45501   (16-14655-1)
REDLINED   Page Dim: 8.250″ X 10.750″   Copy Dim: 38. X 54.3   File: CS45501A.;24   v6.8

⊥

MARKET PRICE, DIVIDEND AND DISTRIBUTION INFORMATION

Full Circle common stock trades on the NASDAQ Global Market under the symbol "FULL." Full Circle common stock has historically traded at prices both above and below net asset value. GECC common stock may trade below net asset value following the Merger.

The following table sets forth, for each fiscal quarter during the last two fiscal years and the current fiscal year, the net asset value per share of Full Circle's common stock, the range of high and low closing sales prices of Full Circle common stock, the closing sales price as a percentage of net asset value and the distributions declared by Full Circle.

| | NAV[1] | Price Range | | Premium (Discount) of High Sales Price to NAV[2] | Premium (Discount) of Low Sales Price to NAV[2] | Cash Distributions per Share[3] |
		High	Low			
Fiscal 2017						
Second Quarter (through [●], 2016) .	*	$ [ ]	$ [ ]	*	*	$ 0.000
First Quarter (through July 29, 2016)	*	[2.72]	[2.50]	*	*	0.000
Fiscal 2016						
Fourth Quarter	*	2.95	2.28			0.000
Third Quarter	$ 3.61	2.64	2.04	(27)%	(43)%	0.000
Second Quarter	3.76	3.27	2.41	(13)%	(36)%	0.105
First Quarter	4.00	3.60	3.00	(10)%	(25)%	0.105
Fiscal 2015						
Fourth Quarter	4.30	3.84	3.46	(11)%	(20)%	0.105
Third Quarter	4.43	5.00	3.48	13%	(21)%	0.105
Second Quarter	5.48	6.58	4.43	20%	(19)%	0.201
First Quarter	$ 6.24	$ 7.98	$ 6.05	28%	(3)%	$ 0.201

(1) Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of each period.

(2) Calculated as the respective high or low sales price less NAV, divided by NAV.

(3) Represents the cash distribution declared in the specified quarter. Full Circle's monthly distributions, if any, will be determined by its board of the Full Circle Board on a quarterly basis.

* Not determinable at the time of filing.

On August [●], 2016, the last reported sales price of Full Circle's common stock was $[●] per share.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. Since Full Circle's initial public offering in August 2010, its shares of common stock have traded at both a discount and premium to the net assets attributable to those shares. As of June 23, 2016, Full Circle's shares of common stock traded at a discount equal to approximately 24% of the net assets attributable to those shares based upon its net asset value as of March 31, 2016. It is possible that the shares of GECC common stock will trade below net asset value. Closed-end fund shares trade frequently at a discount from net asset value, which creates a risk of loss for investors acquiring shares in the initial public offering.

Full Circle will declare a Special Distribution to record holders of shares of Full Circle common stock immediately before the Effective Time. See "Description of the Merger Agreement—Dividends and Distributions."

Both Full Circle and GECC intend to distribute a minimum of 90% of their ordinary income and net realized short-term capital gains in excess of realized net long-term capital losses, if any, to their stockholders. The amount of such distributions will be determined by each of their board of directors. To the extent the taxable earnings for

⊤

⊥

Great Elm Capital Corp.
(A Development Stage Company)

NOTES TO THE STATEMENT OF ASSETS AND LIABILITIES
June 30, 2016

1. Nature of Operations and Significant Accounting Policies—(continued)

tax liability related to income earned by the Company represents obligations of the Company's stockholders and will not be reflected in the financial statements of the Company.

Use of Estimates The preparation of the statement of assets and liabilities in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially.

Organization and Merger Related Costs Organization costs include costs relating to the formation and incorporation of the business and will be expensed as incurred. Costs related to the Merger and related transactions will be incurred by the Company only if, as and when the transactions are completed. See Note 3.

2. Related Party Arrangements

Investment Management Agreement As part of the transactions described in Note 5, the Company intends to enter into an investment management agreement (the **Investment Management Agreement**) with GECM in connection with the transactions described in Note 5. The Company will pay GECM a fee for its services under the Investment Management Agreement. This fee consists of two components: a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 1.50% of the Company's average adjusted gross assets, including assets purchased with borrowed funds. The base management fee will be payable quarterly in arrears. The base management fee is calculated based on the average value of the Company's gross assets, as adjusted to exclude cash and cash equivalents, at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter will be appropriately prorated.

The incentive fee consists of two components, an investment income component and a capital gains component. Under the investment income component, on a quarterly basis, the Company will pay GECM 20% of the amount by which the Company's pre-incentive fee net investment income for the quarter exceeds a hurdle rate of 1.75% (7.0% annualized) of the Company's net assets at the end of the immediately preceding calendar quarter, subject to a "catch-up" provision pursuant to which GECM receives all of such income in excess of the 1.75% level but less than 2.1875% (8.75% annualized) and subject to a total return requirement (described below). The effect of the "catch-up" provision is that, subject to the total return provision, if pre-incentive fee net investment income exceeds 2.1875% of the Company's net assets at the end of the immediately preceding calendar quarter, in any calendar quarter, GECM will receive 20.0% of the Company's pre-incentive fee net investment income as if the 1.75% hurdle rate did not apply.

Payment of the incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company's pre-incentive fee net investment income will be payable except to the extent that 20.0% of the cumulative net increase in net assets resulting from operations since the date immediately following completion of the merger described in Note 1 exceeds the cumulative incentive fees accrued and/or paid since the date immediately following completion of the merger described in Note 1. For the purposes of this calculation, the "cumulative net increase in net assets resulting from operations" is the sum of the Company's pre-incentive fee net investment income, realized gains and losses and unrealized appreciation and depreciation since the date immediately following completion of the transactions described in Note 6.

F-5

⊤

⊥

MAST Credit Opportunities I Master Fund Ltd., MAST Admiral Master Fund, L.P. and MAST Select Opportunities Master Fund, L.P.

Special Purpose Schedule of Investments
To be acquired by Great Elm Capital Corp.
As of June 30, 2016

Description	Industry	Type of Investment	Interest	Maturity	Par Amount/ Quantity	Cost	Fair Value	% of Net Asset Value
Avanti Communications Group plc.[1]	Wireless Telecommunications Services	Sr. Secured Notes	10.00%	10/1/2019	$75,035,357	$74,217,628	$56,276,518	62.53%
Everi Payments Inc	Hardware	Sr. Unsecured Notes	10.00%	1/15/2022	$12,289,000	$11,378,696	$10,261,315	11.40%
Optima Specialty Steel, Inc.	Metals and Mining	Sr. Secured Notes	12.50%	12/15/2016	$15,100,000	$15,120,264	$12,759,500	14.18%
Tallage Lincoln, LLC	Real Estate Services	Sr. Secured Term Loan	10.00%	5/21/2018	$ 481,772	$ 481,772	$ 481,772	0.54%
Tallage Adams, LLC	Real Estate Services	Sr. Secured Term Loan	10.00%	12/12/2016	$ 195,895	$ 195,895	$ 195,895	0.22%
Trilogy International Partners, LLC	Wireless Telecommunications Services	Sr. Secured Notes	13.375%	5/15/2019	$10,000,000	$ 9,900,000	$10,025,000	11.14%
Total Investments							**$90,000,000**	**100.00%**

(1) Non-qualifying asset under Section 55 of the Investment Company Act of 1940, as amended.

The accompanying notes are an integral part of this financial statement.

F-9

⊤